UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

December 14, 2021

METHANEX CORPORATION APPOINTS XIAOPING YANG TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (December 14, 2021) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) is pleased to announce the appointment of Xiaoping Yang to its Board of Directors effective January 1, 2022.

Ms. Yang brings a deep knowledge of doing business in China, manufacturing operations, commodity markets, and health and safety. Ms. Yang is a chemical engineer with over 30 years of international energy and petrochemical business experience in the USA and Asia. From 1990 to 2020 she held a variety of international executive roles at BP within the downstream and new energy businesses, including having accountability for its chemicals manufacturing operations and joint venture entities in Asia. Before retiring from BP in 2020, Ms. Yang served as the Chair and President of BP China.

Ms. Yang holds a Bachelor of Science from Jiangnan University China, a PhD in chemical engineering from Purdue University, USA and an MBA from the University of Chicago, USA. Ms. Yang, a US citizen, also serves as a director of IGO Limited, a mid-sized Australian mining company.

“Xiaoping’s understanding of China’s business environment and global commodity markets, along with her fresh perspectives will continue to bolster the strength and the diversity of our board,” said Doug Arnell, Methanex’s Chair of the Board. “We look forward to her contributions to our Company and our stakeholders.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: December 14, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary